Sunken Stone, Inc.

Retail Software Technology B2C Mobile

Turn-key solution using custom software to help brands sell more on Amazon

SUNKENSTONE.COM SAN DIEGO CALIFORNIA



SUNKEN STONE
Ride the Wave
With Us



It's hard to ignore the growth of ecommerce and specifically Amazon during the COVID-19 crisis. We are in a unique opportunity to harness our vast team experience, amazing internal software at a once-in-a-lifetime market opportunity to dominate in the marketplace.

Adam Weiler Founder & CEO @ Sunken Stone, Inc.

Why you may want to support us...

1. We've proven our methods by becoming a top 500 Amazon seller on the Marketplace (out of ~6M).
2. $35 million in sales in 2020 alone.
3. Rapid new account growth with 40.87% CAGR since Jan 2017.
4. Custom-built software translates data and drives sales to scale.
5. High-demand service—Amazon sales up 200+% in the past 5 years.
6. Featured in success case study by Amazon.
7. Worldwide customer base with 100+ clients in the USA, Hong Kong, Canada, and the UK (among others).

Why investors ❤ us

WE'VE RAISED $707,912 SINCE OUR FOUNDING

I've been selling on the Amazon marketplace for nearly a decade and am not only familiar with the space but also familiar with the pain points that third party sellers experience. Sunken Stone is a necessary service that will only grow in demand over time. I've known Adam Weiler for years and he's become a good friend. I've seen his company grow from humble beginnings to a powerhouse that's at the forefront of Amazon strategy and execution. I have complete confidence in the future growth and success of Sunken Stone.

Tal Moore Founder, Franklin's Popcorn

LEAD INVESTOR | INVESTING $20,000 THIS ROUND

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Adam Weiler
Founder & CEO
Founder of Sunken Stone, a Top 500 Amazon Seller, and an entrepreneur and marketer with 12+ years of experience in Amazon Product Sales Management. Adam also volunteers at the SDSU Lavin Entrepreneurship Center for Young Entrepreneurs.



Stacey Linder
General Manager
Overseen 300% growth in revenue and staff over the past 3 years. Our organizer-in-chief.



Paula Lambert
Lead Account Manager
Helped build out our industry-leading deliverable and shapes the direction of our offering.



Dominique Hernandez
Lead Catalog Manager
Oversees the flow of inventory into and out of Amazon for thousands of individual SKUs.

In the news



iRise Organics drives brand awareness with Amazon Advertising

Headquartered in San Diego, Sunken Stone is a performance-based agency that offers a broad list of services including content optimization, listing monitoring, and campaign management. In 2018, iRise Organics - a

October 7, 2020 @ advertising.amazon.com

Downloads

Sunken Stone Pitch Deck Wefunder.pdf

Story

WE TAKE THE REINS
TO HELP SELLERS SUCCEED

Amazon leads the e-commerce world, and we help brands lead on Amazon. Our proven, four-pillar process gives sellers the ability to dramatically increase sales and ROI without adding to their workload. Since opening our doors in 2017, we've helped more than 100 7-8 figure brands generate over $100 million in sales.


200+ Past & Current Brands
3600+ Products
$100M+ in Sales
BUY
OPEN

AMAZON
ISN'T EASY

Amazon is a must for any growing brand, but establishing an effective Amazon presence is complicated. Hundreds of factors are involved in a successful listing, and under-optimizing leaves money on the table...

That's where Sunken Stone comes in.

Our Clients Say it Best:

paleovalley

organifi

pela

RUFUS TEAGUE MADE SOME SAUCE

"We were really concerned with the brand management, logistics, and customer support that Amazon demanded - Sunken Stone managed these aspects flawlessly, and at tremendous value."

Dennis O'Donnell
Co-Founder, Paw5

"Sunken Stone is the perfect companion to our business to boost our sales through Amazon. Their team is a lot of fun to work with and is extremely professional."

Corey Wright
Co-Founder, Gorilla Goodies
(Makers of the Hipster Nativity Scene)

BRANDS TRUST US (FOR GOOD REASON!)

We've worked hard to establish a reputation as a leading player in the Amazon services industry, and we're now recognized as a top 500 Amazon seller on the Marketplace (out of ~6M). We're fully accredited, and we've even been featured in a case study posted by Amazon itself (very rare for agencies).

Amazon Featured Case Study


CACAO
BLISS
Sunken Stone and Prestozon help drive brand visibility for organic food brand on Amazon
The story

amazon global selling | Solution Provider Network

Accreditation

Amazon Advertising Sponsored Ads Accreditation - United States

> "When Sunken Stone took over our account, it was like the **clouds cleared**. They brought clarity, insights and efficiency. When we started working with them, we were doing about $30k/month in revenue on Amazon. Now we're doing **thirty times** that!"
>
> Djamel Bettahar
> CEO, Organifi

OUR BUSINESS MODEL

As a bootstrapped venture, we've proven our ability to grow and generate revenue without burning through cash. Our robust business model is based 50% on referrals from existing customers, and 50% on email marketing. Our customer acquisition model is so effective that we do almost no additional external marketing or content creation. At our existing rate of growth, we expect to achieve:


Looking Forward
2022
2024
• 100 Brands under management
• Average of $6000 monthly management fee
• $7.2M in annual billings
• Responsible for $103M sales through Amazon
• 125 Brands under management
• Average of $7,500 monthly management fee
• $11.25M in annual billings
• Responsible for $160M sales through Amazon
This graphic contains forward-looking projections that cannot be guaranteed.
Quality S
9.38

THE MARKET

The Amazon services market is growing rapidly, with overall Amazon sales up 200+ % in the past five years. The e-commerce market as a whole (our TAM) is also undergoing exponential growth, with a CAGR of 14.7% expected from 2020 to 2027. Our seller services sit at the intersection of these markets, giving us a virtually endless supply of new CPG brands to work with.


Unstoppable Amazon
Net sales per quarter of Amazon.com, Inc. (in billion USD)
70
60
50
40
30
20
10
0
2009
2010
2011
2012
2013
2014
2015
2016
2017
'18
amazon
@StatistaCharts
Source: Amazon
statista

Our Total Addressable Market ?
Only All E-Commerce Sellers Everywhere!

SUNKEN STONE


amazon has:
6M+ sellers
$136B+ in Revenue
300M+ Customers
400M+ Listings

WE'VE ESTABLISHED TRACTION

Since launch, our average deal size has increased each year. And we've seen explosive account, market, and revenue growth. Trailing three years, our CAGR stands at 40.87%. Our LTV:CAC ratio is also outstanding: For our "Max Control" deliverable, we spend around $1500 to acquire a customer that will pay us an LTV of around $35,000.


Account Growth
Live Brands
80
70
60
50
40
30
20
10
21
42
58
60
78
100
125
Jan 2017
Jan 2018
Jan 2019
Jan 2020
Aug 2020
2022
2024
This graphic contains forward-looking projections that cannot be guaranteed.

WE'RE BACKED BY INDUSTRY EXPERTS

Our board of advisors includes some of the world's foremost experts in their respective fields. And they all believe in Sunken Stone!

Our Board of Advisors


Ben Aldern
CEO, Prestozon
Data Science and Amazon Technology Expertise
Will Ford
President, Launchboom
Crowdfunding and Agency Expertise
Keith Mander
former Facebook and Google
Amazon Technology Expertise
Andreas Roell
Managing Partner, Analytics Ventures
Agency Scaling and Exit Expertise
Neil Senturia
CEO, Blackbird Ventures
M&A, Exit Expertise
Justin Singletary
CEO, Fulfillment.com
Ecommerce Logistics and Fulfillment Expertise
Tyler Young
Chairman, WF Young
CPG/Pet/Drug Industry Expertise

WHAT MAKES US DIFFERENT

In total, there are only around 1500 other "Amazon Agencies" — a drop in the ocean compared to the tens of thousands of Google and Facebook agencies currently operating — these agencies range from solo providers all the way to agencies that deal with fortune 100 clients. Here's how we set ourselves apart from the competition:

Our Technology

Our trademarked Stonehenge.ai™ custom software platform gathers and makes sense of data with optimal efficiency.

Our Feather Test™

Our fixed-scope, four-month Feather Test™ is so effective at determining client success that we've trademarked it.

Our Results

95%+ of our clients enjoy overwhelming success after handing us the keys to their Amazon presence.

IN THE WORDS OF OUR CLIENTS...

It's not by chance that 50% of our new accounts come from client referrals. Some of the brands we've help to grow include:


organifi
paleovalley
EKSTER
SKOUT'S HONOR
STAR WARS EPISODE VII

And here's what they have to say about us...

Chas Smith, CEO of Paleovalley


Sunken Stone Paleovalley Testimonial
Watch later
Share

We've worked with Chas since 2017, and in that time Paleovalley's Amazon sales have gone from 0 to seven figures annually.

Djamel Bettahar, CEO of Organifi


Sunken Stone Organifi Testimonial
Watch later
Share

We've worked with DJ and Niels for over 5 years, and in that time, Organifi's Amazon sales have gone up 3000%

WHAT'S NEXT?

With the help of the funding and valuation established through our Wefunder campaign, here's what our roadmap for the future looks like:


2021
2022
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
Developers build out additional Stonehenge.AI tools.
Ongoing →
Expand market dominance through acquisitions and mergers.
Mid-2021 →
International Marketplace Expansion.
2022 →
Establish control of the inventory landscape.
2022 →

**This image contains forward looking projections which cannot be guaranteed.*

WHY INVEST?

We've achieved traction, built great internal tech, and established a stellar reputation in a niche undergoing unprecedented growth. Now all we need is your investment to help us take Sunken Stone to the next level. Invest today to become one of our earliest investors and expand our stake in the red-hot Amazon technology and services market.


SUNKEN STONE
INVEST NOW
INVEST


CAMPAIGN STRATEGY BY
ARORAPROJECT.CO

**Amazon, Amazon Global Selling and the Amazon Global Selling logo are trademarks of Amazon.com, Inc. or its affiliates.

Investor Q&A

− COLLAPSE ALL

What does your company do?

We help companies sell on Amazon...Better. We are a brand's second stage Amazon rocket booster.

Where will your company be in 5 years?

In five years we hope to have further built out our internal Amazon software platform (Stonehenge.ai) and also have added logistics as a core competency. All of our new initiatives are built around adding value and helping brands scale on the world's biggest ecommerce marketplace. We believe we have a solid roadmap to 10x the company within the next 5 years. These projections cannot be guaranteed.

Why did you choose this idea?

It's hard to ignore the growth of ecommerce and specifically Amazon during the COVID-19 crisis. We are in a unique opportunity to harness our vast team experience, amazing internal software at a once-in-a-lifetime market opportunity to dominate in the marketplace.